UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C-AR: Annual Report
- ☐ Form C-AR: Offering Statement
- ☐ Form C-AR-U: Progress Update
- ☐ Form C-AR/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Sprout CF Fund, Inc.

Legal status of issuer:

Form
Corporation

Jurisdiction of Incorporation/Organization
Utah

Date of organization
August 30, 2019

Physical address of issuer
2912 W. Executive Pkwy., Ste. 120, Lehi, UT 84043

Website of issuer
Sproutcrowd.fund

Address of counsel to the issuer for copies of notices
Shumway Van, LLC
368 Riverside Drive, Suite 3A
St. George, Utah 84790
Attention: Chase L. Larkin, Esq.

Name of intermediary through which the offering will be conducted
EquityDoor, LLC

CIK number of intermediary
0001726368

SEC file number of intermediary
001-00139

CRD number, if applicable, of intermediary
296839

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
Up to 6.00%, depending on the amount raised, as set forth in greater detail below.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None.

Type of security offered
Shares of Preferred Stock

Target number of Preferred Shares to be offered
1,070,000

Price (or method for determining price)
$1.00/share

Target offering amount
$200,000

Oversubscriptions accepted:
Yes

Oversubscriptions will be allocated:
First come-first served.

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 24, 2020

NOTE: The target offering amount has been reached and the Offering Deadline has been extended from April 24, 2020 to October 24, 2020.

Current number of employees
1

April 30, 2020

FORM C-AR

Sprout CF Fund, Inc.



Preferred Stock

This Form C-AR (including the cover page the "*Form C-AR*") is being furnished by Sprout CF Fund, Inc., a Utah corporation (the "*Company*," as well as references to "*we*, " "*us*, " or "*our*") in accordance with Regulation Crowdfunding ("*Reg CF*"), promulgated under the Securities Act of 1933, as amended (the "*Securities Act*") as the required annual report of the Company.

Capitalized terms in this Form C-AR have the meanings set forth in the Company's original Form C, as amended or as provided herein in bold, italicized font.

The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company has been set forth on the cover page of this Form C-AR.

The names of the directors, officers, and employees of the Company are set forth below in the section entitled "*Directors, Officers, and Employees*" (pages 20 to 22).

The names of the beneficial owners of 20 percent or more of the Company's outstanding voting equity securities are set forth below in the section entitled "*Capitalization and Ownership*" (pages 22 to 23).

An updated description of the business operations and anticipated business plans of the Company is set forth below in the section entitled "*Business*" (pages 18 to 20).

An updated description of the material factors that make an investment in the Company speculative or risky is set forth below in the section entitled "*Risk Factors*" (pages 8 to 18).

An updated description of the ownership and capital structure of the Company is set forth below in the section entitled "*Capitalization and Ownership*" (pages 22 to 23).

An updated description of the indebtedness of the Company is set forth below in the section entitled "*Capitalization and Ownership*" (pages 22 to 23).

An updated description of the exempt securities offerings conducted by the Company within the past three years is set forth below in the section entitled "***The Offering and Securities***" (pages 23 to 25).

An updated description of the transactions in which the Company has entered into or may enter into with any affiliates of the Company is set forth below in the section entitled "***Transactions with Related Persons and Conflicts of Interest***" (pages 25 to 26).

An updated disclosure of the Company's compliance its ongoing reporting requirements under CFR Section 227.202 is set forth below in the section entitled "***Other Information***" (page 26).

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE SECURITIES AND SHOULD NOT BE CONSTRUED BY ANY PARTY AS SUCH.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company is required to file a report electronically with the Securities & Exchange Commission annually and post the report on its website, the next annual report (Form C-AR) will become due on or before April 30, 2020. Once posted, the annual report may be found on the Company's website at: Sproutcrowd.fund

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Preferred Shares issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We are offering to sell and seeking offers to buy the Preferred Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Preferred Shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Preferred Shares.

This Form C-AR does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

(Remainder of page left intentionally blank)

SUMMARY

Risks. Investment in the Company should be considered a high-risk endeavor.

Corporate Information. The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each shareholder is urged to read this Form C-AR and the Exhibits hereto in their entirety.

The Company is a Utah Corporation, formed on August 30, 2019.

The Company is located at 2912 W. Executive Pkwy., Ste. 120, Lehi, UT 84043

The Company's website is Sproutcrowd.fund

The Company has two classes of stock, namely "***Common Stock***" and "***Preferred Stock***". Shares of Common Stock may be referred to herein as "***Common Shares***" and holders of Common Shares may be referred to herein as "***Common Shareholders***". Shares of Preferred Stock may be referred to herein as "***Preferred Shares***" and holders of Preferred Shares may be referred to herein as "***Preferred Shareholders***". References to "***Shareholders***" includes both holders of Preferred Shares and Common Shares.

The Business – Generally. The Company was organized for the purpose of earning income from investments in tax liens and tax deeds related to parcels of real estate throughout the United States. The Company intends to identify, place bids on, purchase, and manage both tax liens and tax deeds throughout the country seeking to generate income from interest payments, penalties, resales of liens and deeds on an "as-is" basis, resales of deeds following improvements to the underlying properties, and related activities.

Investment Objective and General Strategy. The financial success of a business venture is not necessarily tied to the quality of its management, but such financial success can be dramatically enhanced by sophistication, agility, strategy, drive, financial resources, efficiency, and dedication of a company and its key personnel. The Company intends to focus on the foregoing elements in creating, implementing, and adjusting its investment objectives to maximize returns. The Company's investment objective and business strategy is to acquire tax liens offering favorable interest rates and, in some cases, penalties from the delinquent taxpayer and tax deeds in favorable locations for at or below fair market value. The Company will identify opportunities in various markets throughout the United States and will aggressively bid for tax liens and tax deeds that the Board of Directors believes will yield the highest return for the benefit of the Company and its Shareholders. Investing in tax liens and tax deeds is not a uniform process and different strategies may be employed by the Board of Directors based on the willingness and ability of the taxpayer to make required interest and/or penalty payments, the value of the underlying property, the opportunities for resale of the tax lien, tax deed, or underlying real property, the opportunities to rent the underlying real property, the redemption and foreclosure laws of the state in which an underlying property may be located, the legal and physical condition of the underlying real properties, the underwriting, construction, and sales teams employed by the Company to conduct due diligence on, improve, and resell real property, and other considerations and possible avenues for converting the tax liens and tax deeds into profitable investments or income producing properties.

The Company intends to bid on tax lien certificates in tax lien states throughout the country, securing the highest interest rates possible (and penalty assessments where possible) and either resell the certificates at a premium, collect the outstanding interest and penalties prior to applicable Redemption Periods (defined below), or foreclose on the tax liens following the completion of applicable Redemption Periods and sale the underlying properties, improving such properties as deemed to be beneficial on a case-by-case basis, to produce returns for the shareholders.

The goal of the Company in acquiring tax deed's will be to secure the tax deed for less than the fair market value of the property so that even after paying off the taxing authority, existing lienholders, and the property owner with the winning bid, the Company will have additional equity in the property, which may grow after making improvements and can sell the property or rent the property for a profit.

Management, Ownership, and Compensation. The Company's board of directors ("***Board***" or "***Board of Directors***") is comprised of three individuals, namely Joshua Carr, Edward Stewart, and Tonya Neff (each a "***Director***" and collectively the "***Directors***").

Joshua Carr is the "***President***", Edward Stewart is the "***Secretary***", and Tonya Neff is the "***Treasurer***" of the Company (each an "***Officer***" and collectively the "***Officers***").

The Company's sole Shareholder prior to this Offering is Sprout Investment Partners, LLC, a Utah limited liability company of which Joshua Carr, Edward Stewart and Tonya Neff are the sole members and managers.

None of the Directors or Officers are entitled to salaries. However, in exchange for their management services on behalf and for the benefit of the Company, the Directors shall be collectively entitled to receive from the Company an "***Annual Asset Management Fee***", equal to two percent (2%) of the assets under management ("***AUM***") of the Company, calculated based on the AUM at the close of business for each month during a Fiscal Year, averaged over a twelve-month period (prorated for the first partial year of operations).

The Company will retain the services of attorneys, accountants, real estate agents, title companies, escrow agents, financial institutions and other third-party service providers and professionals (collectively the "***Consultants***") and shall be entitled to provide compensation to all such Consultants.

Progress. The Company began accepting investments pursuant to Reg CF on October 24, 2019. To date, it has raised $695,500 in investment funds (including funds that have been committed, but not yet collected), but has not acquired any properties via tax lien or tax deed, has no gross revenues, and has paid no dividends or other distributions to its Shareholders.

RISK FACTORS

Overview. The Company's investment program and business plans entail substantial risks and there can be no assurance that its investment objectives or return on investment goals will be achieved. Due to the nature of the Company's investment strategy, the Company's portfolio will be concentrated on a few sources or classes of assets. Thus, the Company and the Shareholders have and will continue to have limited diversification. In addition, the Company will be subject to the risks involved with direct ownership of real property. For example, changes in local, state, or federal law impacting real estate, foreclosure, conveyances, priority in rights of ownership, a general lack of liquidity, competing claims to title, zoning reclassifications, shifting real estate markets, variable financing rates, changes in property-ownership patterns, environmental liabilities, casualty events, and increases in taxes, could all have an adverse impact on the value of real property and consequently the Company's investments. Furthermore, because the Company intends to purchase tax liens and tax deeds, it will be required to undergo substantial due diligence to determine the value of the property, the nature and extent of existing liens on the property, the cost of necessary or desirable improvements, the potential for resale and a number of related matters.

Competition. In addition to the foregoing, the Company will compete, directly and indirectly, with nationwide and/or international investors, banks, credit unions, non-traditional lenders, and other organizations of all types, sizes, and investment appetites, in seeking to purchase and extract value from tax liens and tax deeds – many of whom have a vested interest in the underlying properties and who may be seeking to reduce losses rather than turn a profit. Such competitors may have access to more current and/or accurate information related to the property or a taxpayer, the ability to hedge more effectively than the Company, incentives to bid higher on tax deeds or a lower percentage on tax liens based on their outstanding amounts owed, and have substantially greater human and financial resources than the Company. The foregoing notwithstanding, the Directors believe that the Company will be able to obtain a competitive advantage through its experience, knowledge, history, track record of success in target markets, financial modeling, dynamic decision-making ability, existing network of tax lien and tax deed buyers.

In addition, the Company will rely on the experience of its Directors and Officers, including the underwriting, default, foreclosure, and management teams of to make wise and calculated decisions related to specific tax lien and tax deed purchases designed to take advantage of opportunities that are less obvious to larger organizations with more traditional and less flexible views, policies, procedures, and methodologies.

Nevertheless, there is no guarantee that the Company will be successful in pursuing returns based on the purchase of tax liens and tax deeds and the management of the same and Shareholders should thoroughly review the risk factors set forth below.

Development and Risks of Investment Strategies and Business Plans. The development of investment strategies and business plans is a continuous process and the investment strategies and methods used by the Company may therefore be modified from time to time. The investment methods are confidential and the descriptions of them in this Form C-AR are not exhaustive. The investment strategies utilized by the Company may differ from those used by the Directors and Officers with respect to other business operations in which they are engaged. Investment decisions require the exercise of judgment by the Directors and Officers. The Directors and Officers may, at times, decide not to take certain actions, thereby foregoing participation in opportunities which would have yielded profits or avoided losses. Shareholders cannot be assured that the strategies or methods utilized by the Directors and Officers will result in profitable investments for the Company. Tax lien and tax deed investing carries substantial risks and may result in substantial losses to Shareholders. It is a complex process carried out over many unique real estate markets, differing legal jurisdictions, and non-stagnant marketplaces.

THE COMPANY'S INVESTMENT PROGRAM AND BUSINESS PLAN ENTAILS SUBSTANTIAL RISKS AND THERE CAN BE NO ASSURANCE THAT ITS INVESTMENT OBJECTIVES WILL BE ACHIEVED, AND INVESTMENT RESULTS MAY VARY SUBSTANTIALLY OVER TIME AND FROM PERIOD TO PERIOD.

Auction Bidding. The success of the Company depends in large measure on its ability to successfully bid for tax liens and tax deeds at interest rates or prices that are favorable to the Company. Increasing competition at tax lien and tax deed auction as well as increased competition in securing information that may impact bidding activity at such auctions may reduce the Company's profit margins on tax lien and tax deed purchases. Where auctions in the past may have only attracted a handful of moderately motivated and financed bidders, participation in tax lien and tax deed auctions is steadily increasing attracting better informed and well-financed bidders who invariably increase the bidding amounts, availability to time-sensitive and accurate information, and opportunities for resale. Furthermore, tax authorities are required to contact subordinate lienholders and inform them specifically about the date and time of an auction. Such subordinate lienholders are already invested in the financial security of the property underlying a tax deed and tax lien and may often been in a position to minimize or mitigate losses as opposed to generating returns and are therefore likely to participate in the bidding process more aggressively than would unvested or less-interested bidders. Continued saturation of the tax lien and tax deed bidding markets and increased lending secured by real estate generally will limit the opportunities and extent of gains the Company can seek to achieve through tax lien and tax deed investing.

Shifting Resale Markets. The Company's business model relies in part on the ability to resell or improve and resell properties acquired by tax deed or simply resale tax lien certificates to willing and able buyers. Real estate markets are constantly shifting and promising areas with many willing buyers may convert to over-saturated supply markets in the course of mere months. In the time it takes for the Company to identify, acquire, improve and list a property for resale, the projected fair market value of such property may have shifted to significantly as to render its initial due diligence of far less value and the purchase price for a tax deed or tax lien may have been far too high. Pools of buyers may diminish or have less creditworthiness, making financing for the purchase difficult to obtain. Such happenstances are largely outside the control of the Company and will likely have a negative impact on the Company's operations.

Errors and Omissions. The Company intends to engage in substantial due diligence and underwriting related to the development of general policies and procedures and with the specific purchase of tax liens and tax deed related to targeted real properties. Errors and omissions related to the determination of a fair market value, the physical condition of the underlying property, looming bankruptcy of property owners, environmental liabilities, jurisdiction specific procedures related to redemption, foreclosure, tax liens, tax deeds, and property law generally, the position of additional lienholders, and related matters are all possible and, given the extent of investment planned by the Company, even likely to occur. The losses that may be sustained by any one or more of the foregoing or related errors or omissions could have a substantially adverse impact on the Company and its Shareholders' investments.

Bankruptcy of Property Owners. Particularly as it relates to tax liens, the Company expects to be paid by the property owner who is seeking to maintain ownership of a property that, in theory, is far more valuable than the amounts payable to the tax lien holder. However, if a property owner declares bankruptcy, it will certainly not pay off the tax lien amounts, and the Company could be included as a secured (or potentially unsecured) creditor in bankruptcy proceedings. Such proceedings are typically not part of the successful investment program of the Company for tax liens and will therefore diminish, if not remove altogether, the profitability of such investment.

Changes to Laws Impacting Tax Liens and Tax Deeds. Each state, and often local jurisdiction, has its own set of laws impacting real property ownership, redemption, foreclosure, tax liens, tax deeds, real property resale, and business licensing and operations. The Company will be constantly searching for market opportunities and will unavoidably enter into new and fresh markets - thereby crossing lines into new jurisdictions. Furthermore, the laws in each such jurisdiction are not fixed and may be subject to regular revisions by local and state legislative bodies and/or may not be consistently enforced by executive bodies or honored by third-party individuals and institutions. The volume of unique laws, potential changes to all of the foregoing, and the difficulty in enforcing such laws will require the Company to conduct meaningful due diligence and to implement wise and flexible investment plans and business operations with respect to tax liens and tax deeds. Nevertheless, it is not possible for the Company to fully understand and stay completely up to date on the laws impacting its activities in every state, county, and city throughout the United States and it may therefore miss deadlines or inadvertently violate certain rules and regulations. Such missed deadlines or violates rules or regulations may result in adverse action taken against the Company or squandered opportunities.

Investment in the Company is speculative and involves high risk: The Preferred Shares being offered should be considered a speculative investment that involves a ***high degree of risk***.

This Form C-AR includes forward-looking statements: This Form C-AR may include many forward-looking statements and financial projections. These forward-looking statements and financial projections are subject to risks, uncertainties and assumptions, including, among other things:

(a) Supply and demand for real property;

(b) Supply and demand and quality of tax liens and tax deeds;

(c) Purchase price of tax deeds and tax liens;

(d) The cost of materials and due diligence required to analyze potential investment purchases;

(e) The actions of the Company's competitors;

(f) Fluctuating interest rates and asset values;

(g) Fluctuating living habits by consumers;

(h) Local, regional, national and/or international economic downturn;

(i) The Company's creditworthiness;

(j) Environmental and regulatory concerns;

(k) The availability of certain federal, state, and local tax benefits and incentives; and

(l) Economic and demographic trends affecting the Company.

Although the Company may supplement this Form C-AR from time to time with new information with respect to the Company's progress, it is not obligated to do so under all circumstances. The Company may elect not to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, if not required by applicable law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form C-AR might not occur.

The Company will be subject to inherent conflicts of interest: As explained elsewhere in this Form C-AR, the Directors and Officers are entitled to distributions of Net Income and the Annual Management Fee that are not based solely on their indirect ownership of Common Shares, and the Officers may be entitled to compensation and/or reimbursement for themselves or their affiliates for professional services rendered for the benefit of the Company. Furthermore, the Company's distribution table is based on a certain level of returns generated by the Company and the distributions to the Common Shareholders increase dramatically following the Preferred Return (defined below) to the Preferred Shareholders. Therefore, among other things, there may be an inherent tendency for the Directors and Officers to cause the Company to take disproportionately high risks with the Company's investment strategy in order to achieve higher overall returns. (See **Conflicts of Interest**).

The Company has a complete lack of operating history: While the Directors and Officers have experience and a history investing in tax liens and tax deeds, the Company is a newly formed entity and lacks an operating history. As a result, it is subject to all the risks and uncertainties which are characteristic of a new business enterprise, including organizing operations and procedures, establishing revenue streams and negotiating new deals, engaging and training new personnel, coordinating with vendors and suppliers, and working with a brokers of investment opportunities. The likelihood of the Company's success must be considered in light of these potential problems, expenses, complications, and delays.

The Company has a thin initial capitalization: The Company has been thinly capitalized. To become further capitalized, it will rely solely upon the proceeds of this Offering. Because of this manner of capitalization, the Company may not have sufficient assets to pay the Preferred Shareholders a return on their respective purchase of Preferred Shares. If the Company fails to realize its objectives, the Preferred Shareholders are likely to lose all of their investment in the Preferred Shares.

The Company may not be able to successfully implement its business model. The Company is in the process of implementing its business model. It is still in the early stages of developing its business strategy, revenue generation and implementation practices, target asset identification and acquisition, technological capabilities, business relationships and marketing focus. The Company faces a number of challenges, including a lack of meaningful historical financial data upon which to plan future budgets, competition from a wide range of sources, the need to develop business relationships and opportunities, and other risks. The Company may not be able to successfully implement its business model.

The Company has generated no revenues, has incurred only expenses and may not become profitable in the future. Since organization, the Company has generated no operational revenues and has incurred only expenses, principally from costs relating to research and development, legal expenses, salaries and consulting fees, that if not offset by revenues, will become losses. The Company expect to continue to incur net operating losses for the foreseeable future. The Company's business model and strategies may not be successful and there is no assurance that the Company will ever become profitable in any future period.

The Company may require additional funding, which may not be available on favorable terms, or at all. The Company plans to continue to expend substantial capital in connection with the research and development of its investment strategy. If the Company fails to obtain the funding necessary to fund such research and development and to satisfy its working capital needs with the proceeds of this Offering, the Company may have to delay its plans to acquire or manage tax liens and tax deeds in connection with other lenders or investment funds and the Company may miss critical and non-recurring market opportunities. The Company anticipates that its existing capital resources, together with the net proceeds of this Offering, will be sufficient to enable it to pursue viable tax liens and tax deeds. However, its current operating plan could change as a result of many known and unknown factors and the Company may require additional funding. In addition, the Company may choose to raise additional capital due to favorable market conditions or strategic considerations even if the Company has sufficient funds for its current operating plan. To the extent available capital resources are insufficient to meet future capital requirements, the Company will have to seek additional funds to continue with its expansion plan. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funds are not available, the Company may be required to curtail operations significantly or even altogether. The Company's inability to raise capital on favorable terms could have a material adverse effect on its business, financial condition and results of operations.

The Company may be held liable for the actions and errors of its management. Under most conditions, the Directors and Officers may not be held liable for errors in judgment or other acts or omissions made by them as representatives of the Company because of provisions in its Certificate of Organization and Operating Agreement holding them harmless and providing them with indemnification against liabilities or losses that arise from such acts or omissions. To the extent that such indemnification provisions are invoked, the Company's assets could be reduced, and its business could be impaired.

The Company's failure to expand its management systems and controls to support anticipated growth and to hire qualified personnel could seriously harm the Company's business. The Company's inability to manage its growth effectively could affect its ability to pursue business opportunities and expand the Company's business. As the Company begins to pursue and acquire tax liens and tax deeds, the Company will need to hire a significant number of additional employees. This growth may place strain on its management and operations. The Company's ability to manage growth will depend on the ability of the Directors and Officers and key employees to implement and improve its operational, management information, sales and marketing and financial control systems and to expand, train and manage its work force. The Company believes that competition for qualified technical, sales, marketing and managerial personnel will be intense. The Company's ability to implement its business plan could be adversely affected if the Company is unable to hire and retain qualified personnel as needed.

Debt Servicing: If the Company is required to obtain debt financing in addition to the proceeds made available pursuant to this Offering in order to assist with financing for the purchase and management of tax deeds and tax liens, it will be required to make regular payments to a lender and comply with such lender's debt servicing requirements, such as service ratios and other restrictions. If the Company does not have sufficient cash flow to cover the debt service requirements of the lender, the lender may elect to foreclose on the Company's assets and will be entitled to recoup all of its administrative costs associated with the foreclosure process together with its outstanding loan amount, fees, interest, and related costs prior to paying the Company for its equity in such assets, if any. If this scenario were to arise, Shareholders would likely lose a substantial portion, if not all, of their investments in the Company.

Characterization as an Investment Company under the Company Act. While the Company does not intend to be or become an "investment company", whether exempt or otherwise, under the Company Act, the balance of its purchase of tax liens and tax deeds may trigger administrative action asserting that the Company is an investment company, subject to all the restrictions and reporting obligations under the Company Act, and disqualification to participate in this Offering as an issuer. If such an action were initiated by any governmental authority, the Company would be required to expend considerable resources defending such action and if it were ultimately found to be an investment company, it would need to expend additional funds to qualify for an exemption for registration or complete the investment company registration process. The Directors and Officers may determine that the costs and fees related to registration as an investment company are prohibitive and elect to discontinue business operations rather than registering the Company under the Company Act.

Risks related to real property ownership: Ownership of liens secured by real property, even fractionalized ownership, carries many of the same risks assumed in connection with direct ownership of real property, and ownership of real property includes considerable risks. Real property is fixed in its location and geographic, political, economic, and social events occurring on or around the property may have an adverse, irreversible impact on the value or use of the property. Because real property records can be traced back decades or even hundreds of years, there is essentially always the possibility that a party claiming ownership in or the right to possess a particular piece of land will arise. Effective due diligence and title insurance provide considerable protection against such claims but is never entirely guaranteed to ensure that no additional costs or frustration will arise. Competing claims may also arise in the form of occupiers and/or possessors who believe they are entitled to remain on the property, forcing the Company to engage in eviction processes that would not only require time and effort to eject the possessors of the land, but would also cost the Company lost revenue for the time period required to effectuate the eviction. Currently, there are a number of federal, state, and local incentives to owning real property, though there are also adverse tax consequences for owning real property. There is no guarantee that such government incentives will continue or that the tax liabilities for ownership of real property will not increase. In addition, the Company intends to seek out potential investments that have specific zoning designations, but there is no guarantee that such zoning designations will remain unchanged indefinitely or that an investment's zoning designation will be grandfathered into the revised zoning scheme. Any number of casualty events, natural or man-made, could occur on or around the property requiring costly remedial action to be taken, and this risk is increased by the varying number of individuals that may occupy the property. These events may or may not be covered by insurance policies maintained for the property and even if an event is covered by insurance, there is no guarantee that the insurance provider will honor its coverage responsibilities or have the ability to cover any particular casualty event. Furthermore, the Company intends to rely upon the underwriting and foreclosure teams of experienced lending partners or collaborating investment funds, but the actions of such individuals and entities may not always be in the best interest of the Company or its Shareholders.

Environmental risks: Federal, state and local laws and regulations relating to the protection of the environment may require the owner of real property to investigate and clean up hazardous or toxic substances on or around the property or undertake such investigation or clean-up itself. The owner may be required to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination, even if the owner had no knowledge of or participation with the contamination. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws, often including lenders holding mortgages or deeds of trust in connection with the property, may be held responsible for all of the clean-up costs incurred. In addition, third parties impacted by hazardous or toxic substances may sue the owner of contaminated real property. The real property securing loans made by the Company, or real property owned or controlled by the Company, may be at the time of acquisition, or may become later on, subject to environmental liabilities or other concerns; therefore, the value of such real properties may decrease substantially, or costs associated with those properties may increase substantially, causing the Company to lose all or a portion of the capital utilized for such real property, as well as a portion of anticipated future revenue from that investment.

Industry risks: If the tax liens do not perform and generate income or the properties obtained via tax deed cannot be sold, the Company may not be able to realize its anticipated profits. Several factors may adversely affect the economic performance and value of the tax liens and tax deeds. These factors include, but are not limited to, decrease in value of the underlying collateral, unsuccessful acquisitions, lack of resources, customer/partner/affiliate non-performance, increase in competition, lengthy legal proceedings, adverse legal judgments, changes in the international, national, regional and local economic climate, local conditions that may cause customers to default on payments, which may devalue the tax liens and tax deeds to the extent that exit strategies and liquidation of assets become unavailable. In addition, the expenses of owning and maintaining tax liens, tax deeds, and real property generally are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from such investments. In addition, interest rate levels, the availability of financing, changes in laws and governmental regulations and the possibility of bankruptcies of vendors, customers, partners, and others, may adversely affect the Company's financial condition and results of operations.

Laws and regulations: The Company's intended activities with respect to tax liens and tax deeds is subject to extensive federal, state and local laws. These laws and regulations are subject to change, which may restrict the Company's ability to acquire, hold, resell, manage, pursue claims and remedies in connection tax liens and tax deeds, and/or to otherwise capitalize on the tax liens and tax deeds. The Company intends to draw on the expertise of the Directors and Officers, advisors, employees and/or third-party contractors and operators to ensure compliance with current laws.

Litigation: All industries are subject to legal claims that can be with or without merit. Defense and settlement costs can be substantial, even for claims that have no merit. The litigation process is inherently uncertain, so there can be no assurance that the resolution of a legal proceeding will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition. Foreclosing on tax liens or dealing with property owners and lienholders are arenas of frequent legal dispute and the Company will likely be required to spend considerable sums to manage and maintain tax liens and tax deeds or deal with interested parties related to the same.

Company capitalization: To acquire tax liens and tax deeds, the Company will utilize substantial capital. The Company anticipates that it will maintain working capital reserves, but the Company is not required to maintain any minimum level of working capital reserves. To the extent that expenses increase or unanticipated expenses arise and accumulated reserves are insufficient to meet such expenses, the Company would be required to cease to scale back its business operations until it could obtain additional funds, which would reduce its profitability and the availability of Net Income for distribution to the Members.

Dependence upon third parties: Although the Company's management has experience in business matters, in carrying out the Company's business plan, the Directors and Officers will be substantially dependent upon Consultants. The

Company may also enlist the services of other professionals if deemed to be in the best interest of the Company. The death or continuing disability of any of the Directors and Officers or Consultants may have a materially adverse effect upon the Company's ability to conduct business.

Involvement of Executives in other business activities**:** The Directors and Officers have a broad and varied range of investment and business interests and may acquire additional interests in other companies or perform services for business ventures beyond the Company. The Directors and Officers may not be able to control whether any such business venture competes with the Company. Consequently, the continued involvement of the Directors and Officers in other investment and business activities could result in competition to the Company as well as management decisions that might not reflect the interests of the Company, the Directors and Officers, or the Preferred Shareholders.

Uninsured losses**:** The Company may elect to not obtain insurance with respect to some or all of its tax liens and tax deeds. Therefore, if a loss were to occur in connection an investment, such losses may not be insured and the Company could lose all, or a portion, of the Preferred Shareholders' invested funds. Such a loss could require the Company to obtain additional funds to meet Company expenses, further reducing the amounts available to Preferred Shareholders.

Reliance on management**:** The Directors and Officers will have the right to make all decisions with respect to the management and operation of the business and affairs of the Company. Pursuant to the Articles and Bylaws, the Preferred Shareholders will have no right or power to take part in the management of the Company. Accordingly, no person or entity should purchase Preferred Shares unless such person or entity is willing to entrust all aspects of the management of the Company and its investments to the Directors and Officers. Because of this reliance, the loss of any Director, Officer, or Consultant due to departure, death, dissolution, or related event, could have a materially adverse impact on the Company from which it may not be able to recover.

Timing of sale of assets**:** The Company or a lending partner may sell, exchange, or otherwise dispose of certain of the Company's assets when the Directors and Officers, in their sole discretion, determines such action to be in the best interests of the Company in light of market conditions. Such sale may result in less than optimal profits (or losses) to the Company. Additionally, the Directors and Officers and Preferred Shareholders may experience a conflict of interest as to the optimum time to sell such assets.

Indemnification**:** The Bylaws limit any potential liability for alleged breaches of fiduciary duties committed by the Directors and Officers, and the Directors and Officers are entitled to certain limitations of liability and to indemnity by the Company against liabilities not attributable to fraud or willful misconduct. Such indemnity and limitation of liability may limit rights that the Preferred Shareholders would otherwise have to seek redress against the Directors and Officers.

Risks of dissolution**:** The Directors and Officers do not intend to dissolve the Company except as such dissolution is consistent with the investment objectives of the Company. If and when substantially all of the Company's assets are disposed of, a final distribution will be made to the Shareholders in accordance with the Bylaws. There can be no assurance that the Company will not be dissolved at a time when dissolution would be adverse to the best interest of any given Preferred Shareholder, either from a financial or tax standpoint.

Lack of diversification: The Company does not intend to invest in any other assets apart from tax liens and tax deeds and has no specific plans to diversify its asset portfolio or minimize the effects of changes in the various markets impacting the tax liens and tax deeds. The success of the Company is entirely dependent on the success of the Company's assets, which will be concentrated into just a few categories of assets.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Tax Considerations – In General. Numerous changes in the tax laws have increased the tax risk and uncertainty associated with investments in closely-held subchapter C corporations, and such changes will likely continue to occur and may continue to enhance such tax risks. An unfavorable outcome with respect to any tax risk factor may have an adverse effect on an investment in the Preferred Shares. Each potential investor is strongly urged to review the material and to discuss with its tax advisors the tax consequences of an investment in the Preferred Shares.

Reduction in tax basis. Cash distributions by way of a Company dividend to a Preferred Shareholder will result in taxable gain to the Preferred Shareholders, which may or may not be limited to the extent those distributions exceed the Preferred Shareholder's basis for its Preferred Share(s). Initially, each Preferred Shareholder's basis for its Preferred Shares will be the Purchase Price. Dividends of cash typically do not reduce the basis of shareholders in stock of a corporation, while dividends of stock typically do result in a reduction in tax basis as the transaction is deemed a return of capital. There is no guarantee that such traditional treatment will be afforded to each Preferred Shareholder and either the traditional tax result or a non-traditional result could have an adverse impact on an individual Preferred Shareholder's tax liabilities or positions.

Unrelated Business Taxable Income. Organizations generally exempt from federal income taxation (including qualified pension, profit-sharing and stock-bonus plans, Keogh plans and individual retirement accounts ("***IRAs***")) may be taxed on Company dividends to the extent that such dividend constitutes "unrelated business taxable income" ("***UBTI***"). Although not intended, it cannot be guaranteed that all of the Company's activities will not be subject to UBTI.

Factual determinations by the Board of Directors. The determination of the correct amount of certain deductions and their availability and timing to the Company may depend on factual determinations to be made by the Board of Directors and/or Consultants. Legal counsel has specifically declined to give an opinion on such matters. Although the Board of Directors will exercise its best judgment regarding the facts when preparing the Company's information return, the IRS may assert that the Board of Directors' judgment of the facts is not correct, which could result in the disallowance or deferral of deductions in whole or part. Such adjustments could jeopardize or disrupt the Company's financial operations or result in fewer or less substantial dividend declarations by the Company to the Preferred Shareholders.

ERISA risks. ERISA subjects trustees and certain other parties-in-interest with respect to qualified plans to special standards. The Board of Directors may limit the sale of Preferred Shares to benefit plan investors to less than twenty five percent (25%) of all Preferred Shares purchased (excluding certain Preferred Shares as described herein) in its sole and absolute discretion.

No tax opinion. The Company has not obtained an opinion of counsel as to the tax treatment of certain material federal or state tax issues potentially affecting the Company. Moreover, any such opinion, if one were obtained, would not be binding upon the IRS, and the IRS could challenge the Company's position on such issues. Also, rulings on such a challenge by the IRS, if made, could have a negative effect on the tax results of ownership of the Preferred Shares.

Audit risk. If the Company's information return is audited, such audit may cause disruptions to the Company's operations and result in lower profitability. If such audits occur, no assurance can be given that adjustments in the tax treatment of certain items of deduction or credit selected or argued for by the Company will not be made, or that certain items of deduction or credit will not be disallowed. Any such adjustments could increase the probability of audits of a Preferred Shareholder's personal return, which, in turn, could result in adjustments of any items of income, gain, loss, deduction, or credit included in a potential investor's personal return, regardless of whether or not those items relate to the Company.

Changes in the Tax Law. Tax laws are continually being introduced, changed, and amended, and there is no assurance that the tax treatment presently potentially available with respect to the Company's proposed activities will not be modified in the future by legislative, judicial, or administrative action. Proposals having an adverse tax impact on the Company's activities could be adopted by Congress at any time, and such proposals could have a severe economic impact on the Company. The Treasury's position regarding many of those changes remains unclear pending publication of interpretive and legislative regulations, some of which may not be forthcoming for some time. Additionally, the Code is subject to change by the United States Congress, and existing interpretations of the Code may be reversed, modified or otherwise affected by judicial decisions, by the Treasury through changes in its regulations, and by the IRS through its audit policy, announcements, and published and private letter rulings. No assurance can be given that any changes in the tax law will be given only prospective application to the Company or the Preferred Shareholders.

The Board of Directors will control the way in which the proceeds of this Offering will be expended. After this Offering is completed, the Board of Directors will remain in control of the Company. Therefore, the Board of Directors will have broad discretion to spend or invest the proceeds from this Offering in ways with which new investors may not agree. Further, Shareholders may never receive distributions of cash or other property as a return on their investment, in the form of dividends or otherwise. Other than as specifically stated herein and in the Bylaws and Shareholder Agreement, the Company is not obligated to make distributions of cash or other property or declare a dividend related to any of the Preferred Shares and the Board of Directors may elect (in its sole discretion) to retain earnings into the foreseeable future in order to finance the growth and development of the business.

No registration - Preferred Shares. This Offering has not been registered with the SEC under the Securities Act, nor registered under the securities laws of any state or jurisdiction. The Company does not presently intend to register this Offering; therefor, Shareholders do not enjoy any benefits that may have been derived from registration and corresponding review of the Company's offering materials and financial status by regulatory officials. Any Preferred Shares purchased under this Offering are restricted and therefore cannot be resold unless they are also registered or unless an exemption from registration is available. Therefore, Shareholders should be prepared to hold the Preferred Shares for an indefinite period of time.

No market/liquidity for Preferred Shares. The transfer of Preferred Shares will be subject to strict limitations as set forth in the Bylaws and Shareholder Agreement. Moreover, it is not anticipated that any public market for Preferred Shares will develop. The transfer of Preferred Shares may result in adverse tax and/or securities law consequences for the transferor. Consequently, holders of Preferred Shares may not be able to liquidate their investments in the event of emergency or for any other reason, and Preferred Shares may not be readily accepted as collateral for a loan. The purchase of Preferred Shares, therefore, should be considered only as a long-term investment.

Forecast or prediction regarding the outcome of Company activities. The Company is dependent upon proceeds of this Offering to fund its operations related to its proposed business operations. There is limited information at this time upon which to base an assumption that its plans will materialize or prove successful. There can be no assurance that the Company's planned endeavors will result in any operational revenues or profits in the future. This makes prediction of the Company's future operating results difficult, if not impossible. Because of these reasons, Shareholders should be aware that their entire investment is at risk.

Arbitrary determination of the offering price of Preferred Shares. The Purchase Price bears no relationship to the Company's assets, prospects, net worth, or any recognized criteria of value and should not be considered to be an indication of the actual value of the Preferred Share or the corresponding interest in the Company.

The Company is owned and controlled by a small number of individuals. At the opening of this Offering, Sprout Investment Partners, LLC (which is owned and controlled by the Directors) is the sole Shareholder of the Company. Subject to any fiduciary duties owed to our other owners or investors under Utah law, the Directors may be able to exercise significant influence over matters requiring owner approval, including the election of additional or replacement directors or officers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, the Directors may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price Shareholders are willing to pay for the Company. In addition, the Directors could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Ownership of Preferred Shares will be subject to dilution. Preferred Shareholders do not have preemptive rights. If the Company conducts subsequent offerings of Preferred Stock or securities convertible into Preferred Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, shareholders who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances and the value of the Company's assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to shareholders through either a sale of the Company or a registration of the Preferred Shares. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for shareholders. Furthermore, we may be unable to register the Preferred Shares for resale by shareholders for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, shareholders could be unable to sell their Preferred Shares unless an exemption from registration is available.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that prospective Shareholder funds may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Preferred Shares will be issued and distributed to you.

The Preferred Shares will be equity interests in the Company and will not constitute indebtedness. The Preferred Shares will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Preferred Shares and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Preferred Shares will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Preferred Shares.

Natural disasters or impacts of a pandemic, such as the recent outbreak of the COVID-19 virus, may negatively impact our financial results. The recent outbreak and widespread infection of the COVID-19 virus, which has been declared by the World Health Organization to be a "public health emergency of international concern," has spread across the globe and is impacting worldwide economic activity. A public health epidemic, including COVID-19, poses the risk that we or our employees, subcontractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. We may experience impacts from quarantines, real estate market downturns and changes in consumer behavior related to pandemic fears and impacts on our workforce if the virus becomes widespread in any of our markets. If the COVID-19 pandemic becomes more pronounced in our markets, or if a more significant natural disaster or pandemic were to occur in the future, our operations in areas impacted by such events could experience an adverse financial impact due to market changes. The extent to which the COVID-19 outbreak impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Preferred Shares and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Overview. The Company was organized for the purpose of earning income from investments in and from, but not limited to, tax liens and tax deeds related to select parcels of real estate. The Company primarily intends to identify, place bids, purchase, and manage both tax liens and tax deeds throughout the country seeking to generate income from interest payments, penalties, resales of liens and deeds on an "as-is" basis, resales of deeds following improvements to the underlying properties, and related activities. The Company believes that these types of investments present a significant opportunity in the real estate investment industry.

Tax Liens and Tax Deeds. Generally. In most states throughout the country, the local county or city in which a particular parcel of real property is situated assesses a property tax against the owner of such parcel of real property. In the event that a property owner fails to pay the property tax assessed by the city or county against its real property by a specific deadline, the city or county is authorized to place a lien on the property and/or foreclose on the property and sell the property, using the proceeds to pay the outstanding tax assessment. The city or county will offer for sale the tax deed or tax lien imposed on a property to the general public and then use the proceeds from the sale of the tax lien or tax deed to satisfy the unpaid tax liability. The city or county is typically primarily concerned with the payment of outstanding property taxes and therefore, provided that such taxes are paid, there are opportunities to (i) receive substantial interest payments and penalties from a property owner seeking to have a tax lien released from its property and/or (ii) acquire the deed or title to a property for less than the fair market value of such property.

Tax Liens. In states that have adopted a tax lien approach, the property tax authority places a lien on the parcel of real property of the delinquent taxpayer. Such property may be residential, commercial, multi-family or even vacant land. As soon as such lien is placed on the property, it begins to accrue interest, and penalties in some states, that must be paid, along with the delinquent taxes, prior to the tax authority agreeing to remove the lien. The delinquent taxpayer typically has between six (6) and twenty-four (24) months (often referred to as a "*Redemption Period*") to pay the delinquent taxes, interest, and any penalties or the lien may be foreclosed upon and the property sold to satisfy such outstanding amounts. Because the taxing authority is primarily concerned with collecting the delinquent taxes and may not wish to complete the foreclosure and resale process itself, it may offer the liens for sale a public auction, at which point the tax liens are converted into tax lien certificates. The public auction at which tax lien certificates are sold may take several forms, including online platforms and/or on-location bidding at the property site or at a separate location designated by the taxing authority. Taxing authorities are permitted to charge interest rates as high as eighteen percent (18%) or more on tax liens and many authorities impose penalties in addition to interest. Typically, taxing authorities offering tax lien certificates pursuant to a public auction place the highest interest rate permissible under applicable law and allow bidders to bid down the interest rate on the certificate in order to place the winning bid. When bidders purchase a tax lien certificate, they do so by offering the lowest rate among competing bidders, paying off the outstanding tax liability and accrued interest/penalties, and stepping into the shoes of the taxing authority to enforce the tax lien against the delinquent taxpayer. The delinquent taxpayer must pay the winning bidder the delinquent tax amount, plus interest at the rate bid by the winner, and any penalties imposed under applicable law prior to the conclusion of the Redemption Period in order to have the lien removed from the delinquent taxpayer's property. If the delinquent taxpayer fails to pay all such amounts prior to the end of the applicable Redemption Period, the winning bidder may, or must under certain circumstances, foreclose on the liened property and sell or acquire title to the liened property, using the proceeds from the sale to provide reimbursement for all costs associated with the sale, reimbursement for the amounts paid to the taxing authority, and payment of all accrued but unpaid interest and penalties owed to the winning bidder.

By investing in tax liens, a person may achieve a return based on interest and penalties charged to the delinquent taxpayer, whether paid by such delinquent taxpayer or paid following foreclosure and sale on the underlying property.

The Company intends to bid on tax lien certificates in tax lien states throughout the country, securing the highest interest rates possible (and penalty assessments where possible) and either resell the certificates at a premium, collect the outstanding interest and penalties prior to applicable Redemption Periods, or foreclose on the tax liens following the completion of applicable Redemption Periods and sale the underlying properties, improving such properties as deemed to be beneficial on a case-by-case basis, to produce returns for the shareholders.

Tax Deeds. In states that have adopted a tax deed approach, the property tax authority is essentially empowered to go one step beyond placing and selling tax liens by foreclosing on an existing tax lien and offering title to the property of a delinquent taxpayer for sale at a public auction, often, but not always subject to a Redemption Period, during which the delinquent taxpayer may pay all amounts due to reclaim title to the underlying property. Similar to tax liens, cities and counties may offer tax deeds to residential, commercial, multi-family or even vacant real property. Also similar to tax liens, in many, but not all, states, delinquent taxpayers have a certain period of time (a Redemption Period) to pay all outstanding taxes, penalties, and interest and reclaim title to their properties.

However, unlike tax liens or tax lien certificates, a tax deed has already been foreclosed upon and therefore carries ownership rights to real property and, subject to the taxpayer's redemption rights, if applicable, allows the holder of the tax deed to enter upon, improve, and resale the property associated with the tax deed.

Tax deeds are offered at public auctions, which may take several forms, including online platforms and/or on-location bidding at the property site or at a separate location designated by the taxing authority. The auctioneer will typically start the bidding at the amount of outstanding taxes and the tax deeds are awarded to the highest bidder above that amount. The winning bidder uses its bid to pay off (i) the outstanding back taxes, interest, and penalties; (ii) the liens of any subordinate lienholders (such as mortgages, deeds of trust, mechanics liens, etc.); and (iii) pay back the property owner. If the winning bid amount is not sufficient to pay off all subordinate lienholders or give any amount back to the property holder after the taxes are repaid, the subordinate lienholders and former property owner's liens and rights to payment are extinguished and the winning bidder takes the tax deed free and clear of such obligations.

If a tax deed is awarded subject to redemption rights, the winner bidder must wait for the Redemption Period to pass before the bidder's title is fully vested in the property.

The goal of the Company in acquiring tax deed's will be to secure the tax deed for less than the fair market value of the property so that even after paying off the taxing authority, existing lienholders, and the property owner with the winning bid, the Company will have additional equity in the property, which may grow after making improvements and can sell the property or rent the property for a profit. For example, if the Company's due diligence team determined that the fair market value of a property was $100,000, the unpaid taxes and interest totaled $10,000, an existing mortgage on the property was outstanding in the amount of $20,000, but it was able to purchase the tax deed to such property at auction for $60,000, the result would be as follows: (i) $10,000 would go to the taxing authority, $20,000 would go to the mortgage holder, $30,000 (the remainder of the bid amount) would go the former property owner, and the Company would have $40,000 of equity in the property. If the Company spent an additional $30,000 to improve the property and was able to resell it for $150,000 the investment would yield a profit of $60,000.

In the alternative, if the Company put no improvements on the property and was only able to sell it for $70,000, the investment would still yield a profit of $10,000.

Hybrid States. Some states take a hybrid approach when dealing with delinquent taxpayers – with elements of both the tax lien certificate sales and tax deed sales at auction. The most common hybrid approach simply requires both a tax lien certificate auction, then foreclose and a tax deed sale auction – both auctions being handled by the taxing authority, regardless of who obtains the tax lien certificate in the initial auction. The winning bidder on the tax lien certificate is simply converted into a senior lienholder and must be paid off by the winning bid before the winning bid amount is applied to subordinate lienholders or property owners, if sufficient to do so.

Syndication – Generally. The Company may elect to purchase one or more tax liens or tax deeds or tranches of tax liens or tax deeds as part of a syndication of lenders or purchasers. Under such circumstances, the Company would be liable for only a portion of the purchase price, improvement costs, and other expenses for the tax lien or tax deed, but would only receive the same portion of the proceeds from the tax lien or tax deed purchased through such syndication.

Syndication – With Affiliates. In some circumstances, the Company will syndicate its purchases of one or more tax liens or tax deeds with affiliated companies or entities under common control, in part or entirely, with the Company's principals. In such cases, the Company will enter into a joint venture agreement with its affiliates to ensure transparency with respect to the terms of the syndication and shall not seek nor offer terms that either the Company or one of its affiliates could not secure in an arms-length, commercially reasonable transaction.

Percentage Allocation and Improvements. The percentage of funds the Company will dedicate to tax lien purchases versus tax deed purchases will be in the complete discretion of the Board of Directors. Furthermore, the determination as to whether to improve a property once title is acquired prior to resell with be in the completed discretion of the Board of Directors.

Cash and Cash Equivalents. The Company reserves the right to maintain significant amounts in cash, particularly when the Board of Directors believes the Company should follow a temporary defensive posture, or when the Board of Directors determines that opportunities for investing are unattractive. The Company may acquire additional assets such as, by way of example and not limitation, certificates of deposit issued by domestic branches of U.S. banks that are members of the Bank Insurance Fund. The Company also may purchase money market mutual funds properly registered under the securities laws and may receive interest paid on its credit balances with securities firms or others. There is no restriction on the amount of time that Company assets may be held prior to being utilized. All funds will be received in the name of the Company.

Intellectual Property. The Company does not yet have any formally registered trademarks or copyrights.

Governmental/Regulatory Approval and Compliance. The Company's intended activities with respect to tax liens and tax deeds is subject to extensive federal, state and local laws. These laws and regulations are subject to change, which may restrict the Company's ability to acquire, hold, resell, manage, pursue claims and remedies in connection tax liens and tax deeds, and/or to otherwise capitalize on the tax liens and tax deeds. The Company intends to draw on the expertise of the Directors and Officers, advisors, employees and/or third-party contractors and operators to ensure compliance with current laws.

Litigation. The Company is not subject to any current or pending litigation.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The Directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Names:

Joshua Carr

Edward Stewart

Tonya Neff

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Joshua Carr - President and Director, August 2019 - present

Edward Stewart - Secretary and Director, August 2019 - present

Tonya Neff - Treasurer and Director, August 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Joshua Carr
- Co-Founder/President of Zulu Marketing, LLC, a real estate marketing and investing company (July of 2010 – Present)
- Manager – Sprout Investment Partners, LLC, a real estate investing partnership (May 2019 – Present)
- Executive – Sprout Residential Fund, LLC, a real estate investment fund (May 2019 – Present)
- Manager - Carnegie Academy, LLC DBA Prosource Tax Liens, a real estate investment education provider, (January 30, 2018 – Present)

Edward Stewart
- Co-Founder/Manager of Zulu Marketing, LLC, a real estate marketing and investing company (July of 2010 – Present)
- Manager and Chief Compliance Officer – Sprout Investment Partners, LLC, a real estate investing partnership (May 2019 – Present)
- Executive – Sprout Residential Fund, LLC, a real estate investment fund (May 2019 – Present)
- Manager - Carnegie Academy, LLC DBA Prosource Tax Liens, a real estate investment education provider, (January 30, 2018 – Present)

Tonya Neff
- Manager – Sprout Investment Partners, LLC (May 2019 – Present)
- Executive – Sprout Residential Fund, LLC (May 2019 – Present)
- Manager - JetBlue Airways, an international airline (2001 – 2018)

Compensation of Directors. The Directors shall not be entitled to salaries or bonuses for their services but shall be compensated through the Annual Asset Management Fee, which shall be equal to two percent (2%) of the AUM of the Company, calculated based on the AUM at the close of business for each month during a Fiscal Year, averaged over a twelve-month period (prorated for the first partial year of operations).

Officers

The Officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Names:

Joshua Carr - President. Joshua Carr has substantial experience in real estate investing. Much of Mr. Carr's real estate activities and experience has focused on property acquisition using tax liens and tax deed investing. Mr. Carr was dissatisfied with his experience working and investing with companies providing investors with advice related to self-directed IRA's and directing those funds toward the purchase of tax deeds and tax liens, and set out to participate as a principal in an enterprise designed to create an exceptional customer service experience for Shareholders. Mr. Carr's goal is to create and direct the growth of an investment fund built by real estate investors for real estate investors. Mr. Carr will coordinate the day-to-day operations of the Company and identify and carry-out investment protocols and procedures.

Edward Stewart - Secretary. Mr. Stewart has achieved financial security for himself and various businesses by adopting a model of diligent work and measured risk-taking. As a licensed and registered investment adviser, Mr. Stewart helps clients understand opportunities and make decisions to optimize plans according to their financial goals and objectives. As head of compliance for the Company, Eddie will work to ensure that the Company follows all applicable rules and regulations, both as they relate to the Company's business operations and its relationships, communications, and distributions to Shareholders.

Tonya Neff – Treasurer. Tonya Neff is a dedicated, passionate Officer of the Company. She has five (5) years of experience in tax lien and tax deed investing, both in primary and secondary markets. Ms. Neff has participated in the purchase, rehabilitation, and resell of many real properties. Ms. Neff is a licensed and registered investment adviser.

Ms. Neff will be engaged in the day-to-day operation and management of the Company and will assist in identified, managing, and collecting on tax liens and tax deeds purchased by the Company.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Joshua Carr - President and Director, August 2019 - present

Edward Stewart - Secretary and Director, August 2019 - present

Tonya Neff - Treasurer and Director, August 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

[See above]

Compensation of Officers. The Officers shall not be entitled to salaries or bonuses for their services but shall be compensated through the Annual Asset Management Fee, which shall be equal to two percent (2%) of the AUM of the Company, calculated based on the AUM at the close of business for each month during a Fiscal Year, averaged over a twelve-month period (prorated for the first partial year of operations).

Indemnification. Indemnification is authorized by the Company to Directors, Officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees. The Company currently has one (1) employee, namely, Ryan Robertson, who serves as the Company's relationship manager and who was hired in August of 2019.

CAPITALIZATION AND OWNERSHIP

Capitalization. The Company has authorized and/or issued the following outstanding classes of securities:

Type of security	Common Stock
Shares Authorized	10,000,000
Shares Outstanding	1,070,000
Preferential Dividends	No
Voting Rights	Yes
Percentage ownership of the Company by the holders of Common Shares (after to the Offering).	50.00%

Type of security	Preferred Stock
Shares Authorized	10,000,000
Preferential Dividends	Yes

Voting Rights	No
Anti-Dilution Rights	No
Convertible	No
Shares Outstanding (including the number of Shares for which investment commitments have been made and funds delivered into escrow)	695,500
Percentage ownership of the Company by the holders of Preferred Shares	50.0%

Indebtedness. The Company has no indebtedness.

Ownership. The Company has one owner of Common Shares, namely Sprout Investment Partners, LLC, which owns 1,070,000 Common Shares, representing one hundred percent (100%) of the Company's ownership.

As of April 30, 2020, the Company has 68 current and committed owners of Preferred Shares.

FINANCIAL INFORMATION

Please see the financial statements dated as of December 31, 2019, which have been certified as true, accurate, and complete by the Company's President, Joshua Carr and are attached hereto as Exhibit A.

Operations. While the Company has collected investment funds, it has not yet initiated or implemented any of its business plans, investment strategies or employed such investment funds to the acquisition, development, management, and/or sale of tax liens or tax deeds. Notwithstanding the Company's collection of funds, all such collection took place following the close of its most recent fiscal year and therefore, there are no material changes in its financial statements from the original Opening Date of the Offering through December 31, 2019, as reflected in the attached financial statements.

The advent of COVID-19 has forced the Company to take a temporary defensive position and has slowed down its operations and the pursuit of its business plans and investment objectives. The Company does not know how long or the extent to which such impacts will be felt by the Company, but the Board intends to proceed with the acquisition and management of tax liens and tax deeds as soon as it determines, in its sole and absolute discretion, that proceeding would be in the best interests of the Company.

Liquidity and Capital Resources. The Company will continue to use the Offering proceeds to purchase tax liens and tax deeds. The Company is currently targeting favorable opportunities to acquire such liens and deeds. The main goal of the Company is to create a self-sustaining and stable business model commercializing tax lien and tax deed acquisitions and creating the highest return on investment possible. The Company does not have any additional sources of capital other than the proceeds from this offering.

Capital Expenditures and Other Obligations. The Company does not intend to make any material capital expenditures in the future aside from the acquisition of new tax liens and deeds and the development of related properties. The Company has incurred obligations to various service providers for legal, accounting, marketing and other services. Much of these obligations have been be paid out of from current Company capital.

At this stage, it is impossible to predict exact allocation of costs or amounts of capital that will be expended in the pursuit of the Company's investment objectives and business strategies. Also, since the Company is in the early stages of its plan, it is not possible at this time to forecast with absolute certainty the amount that will be spent on any particular tax lien or tax deed in the future. Other costs, such as furnishings, improvements, accounting and legal fees, administrative, transaction fees, brokerage fees, compliance and registration fees, printing and distribution costs may change without notice.

The Company reserves the right to materially modify this proposed estimation at any time in light of changing facts and circumstances or market conditions in its sole and absolute discretion.


THE OFFERING AND THE SECURITIES


The Offering. The Company has offered and sold 695,500 Preferred Shares for $1.00 per share through April 30, 2020 (including committed funds that have not yet been collected by the Company from escrow), pursuant to its ongoing Reg CF securities offering. The initial Target Amount of $200,000 has been exceed, but the Company will continue to accept investments in excess of the Target Amount up to $1,070,000.00 (the "***Maximum Amount***") through October 24, 2020 (the "***Offering Deadline***").

Affiliated Offerings. Sprout Residential Fund, LLC ("***Sprout Residential***"), a separate company with distinct assets, but under common-control with the Company, is currently conducting a securities offering in reliance on an exemption from registration with the SEC found in Rule 506(b) of Regulation D, promulgated under the Securities Act.

Sprout Residential launched its securities offering in June of 2019, offering membership units to prospective investors entitling them to six percent (6%) annualized preferred distributions and distributions of fifty percent (50%) of the Company's net income as a class. Between the opening date and December 31, 2019, Sprout Residential raised $988,200 from investors who became preferred members of Sprout Residential. During that same period, Sprout Residential utilized the offering proceeds and sales proceeds from acquired real properties to purchase twenty (20) residential real properties (acquired through tax lien and tax deed auctions). Sprout Residential sold six (6) of its residential real properties and has rented out four (4) of its real properties. As reflected in the unaudited Statement of Revenues and Expenses of Sprout Residential below, Sprout Residential had $63,687.00 in net income, distributed $11,806 to the preferred members as a preferred distribution (annualized for each investor) and distributed $25,941 to the preferred members as their collective share of the remaining net income as a class (time weighted for each individual investor.

No prospective Shareholder solicited generally in connection with the Company's Offering is permitted to participate in the securities offering of Sprout Residential currently being conducted under Rule 506(b) of the Securities Act, regardless of their accredited investor status or otherwise.

Furthermore, the performance and results of Sprout Residential are not indicative of what the Company will be able to achieve, despite similar business plans, investment strategies, controlling personnel, and related risks associated with the two offerings.

The Sprout Residential offering is the only exempt securities offering that the Company, or any other entity under common control with the Company, has conducted over the past three years, apart from the Company's ongoing Offering under Reg CF.

Offering Price per Share. The price of the Preferred Shares in the Offering did not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Preferred Shares. The price of the Preferred Shares in the Offering was determined arbitrarily.

Intermediary. The Offering was conducted and will continue to be conducted through EquityDoor, LLC (the "***Intermediary***"). The Intermediary will be entitled to receive a commission based on the total amount raised pursuant to the Offering, based on the following:

INTERMEDIARY COMMISSION SCHEDULE	
Amount Raised	**Commission Percentage**
Less than $300,000	6.00%
Between $300,001 and $500,000	5.00%
Between $500,001 and $700,000	4.00%
More than $700,001	3.00%

Transfer Agent and Registrar. The Company will continue act as transfer agent and registrar for the Preferred Shares.

Authorized Capitalization. The Company's authorized capital stock consists of (i) 10,000,000 shares of Common Stock, of which 1,070,000 Common Shares are issued and outstanding, and (ii) 10,000,000 shares of Preferred Stock, of which 695,500 Preferred Shares are issued and outstanding (including those Preferred Shares reserved for individuals and entities who have committed to purchase Preferred Shares and have delivered funds into escrow).

Dividends – Generally. Not less frequently than once per Fiscal Year, and within a reasonable time period following the close of the Company's Fiscal Year, the Board shall declare and pay dividends to the Shareholders equal to all of the Net Profit Available for Distribution for such Fiscal Year. Fifty percent (50%) of such dividends shall be allocated to the Common Shareholders and the other fifty percent (50%) shall be allocated to the Preferred Shareholders. Such dividends shall be paid, with respect to Common Shareholders, in proportion to the number of Common Shares held by each Common Shareholder to the number of Common Shares held by all Common Shareholders; and with respect to Preferred Shareholders, in proportion to the number of Preferred Shares held by each Preferred Shareholder to the number of Preferred Shares held by all Preferred Shareholders, provided, however, that no such dividend shall be declared in favor of or paid to holders of Common Shares unless and until each Preferred Shareholder has received a Preferred Dividend, as set forth below. The Shareholders shall be entitled to notice of such dividend declarations as set forth in the Bylaws.

Preferred Dividends. Notwithstanding the foregoing information related to dividends generally, the Board shall not declare any dividend or make any distribution from the Company's Net Profit Available for Distribution to the Common Shareholders until each Preferred Shareholder has received an annual dividend equal to six percent (6%) of the purchase price such Preferred Shareholder paid to the Company for its Preferred Shares (the "*Preferred Dividend*").

Conversion. The Preferred Shares are not convertible into shares of Common Stock.

Liquidation If there is a liquidation event, holders of the Preferred Shares then outstanding are entitled to receive an amount equal to their aggregate Preferred Dividends prior to any distribution, allocation, or payment to the Common Shareholders. Following the payment of such amount to the Preferred Shareholders, all Shareholders will share in liquidation proceeds in the same manner in which such Shareholders would share in a dividend of Net Profit Available for Distribution.

Voting and Control. The Preferred Shares entitle the holders thereof to no voting rights in the Company.

Anti-Dilution Rights. The Preferred Shares do not have pricing based on anti-dilution rights and any issuance of additional Common Shares or Preferred Shares, *which issuances the Board may approve and conduct without notice or approval from the existing Shareholders, except as set forth in the Shareholder Agreement*, will result in the dilution of the ownership percentages of the Company of such Shareholders, unless such Shareholders purchase or otherwise acquire the newly issued Shares.

Restrictions on Transfer. Any Preferred Shares sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Preferred Shares during the one-year holding period beginning when the Preferred Shares were issued, unless such Preferred Shares were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/ son/sister/brother-in-law, and includes adoptive relationships.

In addition, each Purchase shall be required to execute a counter part to the Company's Shareholder Agreement, which further restricts transfers of Shares.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Transactions with Related Persons. The Company has not engaged in any transactions with related persons.

Conflicts of Interest – Generally. The structure and proposed method of operation of the Company creates certain inherent conflicts of interest between the Company and the Directors, Officers, and Common Shareholders. Certain restrictions have been provided in this Form C-AR and the Bylaws that are designed to protect the interests of the Preferred Shareholders in this regard. Notwithstanding these efforts, the Company will nevertheless be subject to various conflicts of interest arising out of its relationships with the Directors, Officers, and Common Shareholders.

The Directors' and Officers' accountability to the Company and its Shareholders as a fiduciary is restricted by the Bylaws, and consequently Shareholders should be aware of the potential for conflicts of interest. The Directors and Officers will likely manage other funds or entities in the future, which funds or entities may directly compete with the Company for investors and investment opportunities. Additionally, the Directors and Officers, if managing another fund, may seek to engage any funds under management in syndicated investment opportunities with other funds. Such a syndicate would place the Company and any other funds managed by the Directors and Officers in a legally adverse position to each other, notwithstanding any common investment objectives. Subject to their own limitations on competing business ventures, the Directors, Officers, and the Consultants will participate in other ventures, as principal or otherwise, some of which may have the same or similar investment objectives as the Company. The Directors and Officers are currently, and in the future may become, committed to other projects, including without limitation the management of other funds or other entities.

Equity Share and Management Fees: The Directors and Officers are entitled to the Annual Asset Management Fee and portions of the Company's Net Profit Available for Distribution through the Common Shareholder. Accordingly, the Directors and Officers are in a position to take riskier positions and purchase higher risk assets in hopes of more substantial returns than they would otherwise take and/or purchase if such fees and shares of Net Profit Available for Distribution were conditioned solely on performance or if the Common Shareholder held a different percentage of the equity interest of the Company.

Competition by the Company with Other Companies and Activities for Management Services: The Directors and Officers believe that they will have sufficient time to discharge fully their responsibilities to the Company and to other business activities in which they are or may become involved. The Company will not have independent management and will rely on the Directors and Officers for its management and operation. The Directors, Officers, and the Consultants, however, are engaged in substantial other business activities apart from the Company. Accordingly, the Directors and Officers will devote only so much of their time to the business of the Company as is reasonably required in their sole judgment.

Reimbursement Irrespective of Company Profitability: The Directors and Officers shall be entitled to reimbursement for organizational and operational costs and expenses in connection with the Company's investment objectives and this Offering, regardless of the extent of the Company's profitability. Consequently, such persons may receive recompense irrespective of whether the Company generates revenue or whether Preferred Shareholders realize a return on their investments.

Bad Actor Disclosure. The Company is not subject to any disqualification or restrictions based on it or any of its principals having been deemed a "bad actor" under the Securities Act or any related body of law.

OTHER INFORMATION

Compliance with Reporting Requirements. The Company has timely filed all updates, amendments, and reports required in connection with its obligations as an issuer of securities under Reg CF.

(*Signatures on the following page*)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/S/Joshua Carr
_____
(Signature)

Joshua Carr
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/S/Joshua Carr
_____
(Signature)

Joshua Carr
_____
(Name)

Director
_____
(Title)

4/30/2020
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the undersigned officer of the issuer certifies that the financial statements included herewith as Exhibit A are true, complete and accurate in all respects.

/S/Joshua Carr
_____
(Signature)

Joshua Carr
_____
(Name)

President
_____
(Title)

4/30/2020
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements, dated December 31, 2019

Sprout CF Fund, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
TOTAL ASSETS	
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Startup Fees - Sprout Residential Fund	12,006.00
Total Other Current Liabilities	**$12,006.00**
Total Current Liabilities	**$12,006.00**
Total Liabilities	**$12,006.00**
Equity	
Opening Balance Equity	-12,006.00
Retained Earnings	
Net Income	
Total Equity	**$ -12,006.00**
TOTAL LIABILITIES AND EQUITY	**$0.00**

Sprout CF Fund, Inc.

PROFIT AND LOSS

September - December, 2019

Income	
Total Income	
GROSS PROFIT	
Expenses	
Total Expenses	
NET INCOME	

Sprout CF Fund, Inc.
CHANGES IN STOCKHOLDERS' EQUITY
For the Month Ended December 31, 2019

Balance at August 31, 2019

Issuance of Stock

Net Income
BALANCE AT DECEMBER 31, 2019

Sprout CF Fund, Inc.

STATEMENT OF CASH FLOWS
September - December, 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Startup Fees - Sprout Residential Fund	12,006.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**12,006.00**
Net cash provided by operating activities	**$12,006.00**
FINANCING ACTIVITIES	
Opening Balance Equity	-12,006.00
Net cash provided by financing activities	**$ -12,006.00**
NET CASH INCREASE FOR PERIOD	**$0.00**
CASH AT END OF PERIOD	**$0.00**